SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act Of 1934

Amendment No. 3

EMTEC, INC.

(Name of Subject Company and Filing Person)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

292468105

(CUSIP Number of Class of Securities)

Sam Bhatt

Emtec, Inc.

572 Whitehead Road, Bldg. #1

Trenton, NJ 08619

(609) 528-8500

Copy to:

Carmen J. Romano

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, PA 19103

(215) 994-4000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the Offeror)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,500,000.00	$647.35

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 2,864,584 shares of common stock at the tender offer price of $1.92 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of the cash offered by Emtec, Inc.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $647.35	Filing Party: Emtec, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: September 7, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTION

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on September 7, 2005, and amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Commission on September 22, 2005 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Commission on October 5, 2005 (collectively, the “Schedule TO”) by Emtec, Inc., a Delaware corporation (“Emtec” or the “Company”), relating to the offer by Emtec to purchase up to 2,864,584 shares of its common stock, par value $0.01 per share (the “common stock”), at a price equal to $1.92 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 7, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) under the Securities Exchange Act of 1934, as amended.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following which is incorporated by reference herein: “On October 7, 2005, Emtec issued a press release announcing final results of the tender offer, a copy of which is filed as Exhibit (a)(1)(M) to the Schedule TO and is incorporated by reference herein.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a	)(1)(M)**	Press Release dated October 7, 2005.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, completed and correct.

EMTEC, INC.

October 7, 2005	By:	/s/ Stephen C. Donnelly
	Name:	Stephen C. Donnelly
	Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated September 7, 2005.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 7, 2005.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 7, 2005.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Press Release, dated September 7, 2005.

(a)(1)(H)	Press Release, dated August 8, 2005, incorporated by reference to the Company’s Statement on Schedule TO filed on August 8, 2005.

(a)(1)(I)	Press Release, dated July 14, 2005, incorporated by reference to the Company’s Statement on Schedule TO filed on July 14, 2005.

(a)(1)(J)*	Letter to Shareholders from the Chief Executive Officer of the Company, dated September 7, 2005.

(a)(1)(K)*	Press Release, dated September 22, 2005.

(a)(1)(L)*	Press Release, dated October 5, 2005.

(a)(1)(M)**	Press Release, dated October 7, 2005.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)(1)	Business Financing Agreement, dated August 5, 2005, by and among General Electric Commercial Distribution Finance Corporation, Emtec, Inc., a New Jersey corporation, and Westwood Computer Corporation (incorporated by reference to Form 10-Q dated August 19, 2005, Exhibit 10.1).

(b)(2)	Addendum to Agreement for Wholesales Financing and Business Financing Agreement, dated August 5, 2005, by and among GE Commercial Distribution Finance Corporation, Emtec, Inc., a New Jersey corporation, and Westwood Computer Corporation (incorporated by reference to Form 10-Q dated August 19, 2005, Exhibit 10.3).

(d)(1)	Emtec, Inc. 1996 Stock Option Plan, as amended (incorporated by reference to Form 10 of the Company originally filed May 21, 2001, Exhibit 4.2).

(d)(2)	Employment Agreement between John C. Howlett and Emtec, Inc. dated July 14, 2005. (Incorporated by reference to Form 8-K dated July 20, 2005, Exhibit 10.1)

(d)(3)	Employment Agreement between John C. Howlett and Emtec, Inc. dated July 14, 2005. (Incorporated by reference to Form 8-K dated July 20, 2005, Exhibit 10.1)

(d)(4)*	Common Stock Purchase Warrant between Emtec, Inc. and DARR Westwood LLC dated August 5, 2005.

(d)(5)*	Common Stock Purchase Warrant between Emtec, Inc. and Margaret Grabel dated August 5, 2005.

(d)(6)*	Promissory Note dated April 16, 2004 issued by Westwood Computer Corporation in favor of Darr Westwood LLC.

(d)(7)*	Promissory Note dated April 16, 2004 issued by Westwood Computer Corporation in favor of Four Kings Management LLC.

(d)(8)*	5% Junior Subordinated Promissory Note dated April 16, 2004 issued by Westwood Computer Corporation in favor of Keith Grabel.

(d)(9)*	8% Junior Subordinated Promissory Note dated April 16, 2004 issued by Westwood Computer Corporation in favor of Keith Grabel.

(d)(10)*	8% Subordinated Promissory Note dated August 5, 2005 issued by Darr Westwood Technology Corporation in favor of Darr Westwood LLC.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.

**	Filed herewith.